15046866

S[ECURITIES AND EXCHANGE COM]MISSION

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

cm

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EdgeLine Capital, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11726 San Vicente Blvd., Suite 610
(No. and Street)

Los Angeles, CA 90049
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louie Ucciferri 310-442-0596
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anton & Chia, LLP
(Name – *if individual, state last, first, middle name*)

3501 Jamboree Road, Suite 350, Newport Beach, CA 92660
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB
3/14/15

OATH OR AFFIRMATION

I, Luigi Ucciferri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EdgeLine Capital, Inc. of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Robert A. Brooks

Notary Public

ROBERT A. BROOKS
COMM. #1931073
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Apr. 28, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
of EdgeLine Capital, LLC

We have audited the accompanying financial statements of EdgeLine Capital, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of loss, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton & Chia, LLP

Newport Beach, CA

February 26, 2015

EDGELINE CAPITAL, LLC
BALANCE SHEET

YEAR ENDED DECEMBER 31, 2014

ASSETS

Current assets:	
Cash	$ 340,810
Prepaid expenses	850
Total current assets	341,660
Long term assets	
Deposits - rent	5,197
Property and equipment	7,894
Total long term asset:	13,091
Total assets	$ 354,751

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 50,064
Total liabilities	50,064
Member's equity	304,687
Total liabilities and member's equity	$ 354,751

EDGELINE CAPITAL, LLC
STATEMENT OF LOSS

YEAR ENDED DECEMBER 31, 2014

Revenues:		
Commissions	$	1,430,462
Fee based income		337,500
Other income		11,993
Total revenues		1,779,955
Operating expenses:		
Employee compensation and benefits		888,672
Commission expense		461,057
Occupancy and equipment rental expense		67,462
Professional fees		234,206
Taxes and licenses (excluding income taxes)		7,429
Other expenses		184,181
Total expenses		1,843,007
Loss before income taxes		(63,052)
Income taxes		6,800
Net loss	$	(69,852)

The accompanying notes are an integral part of these financial statements.

EDGELINE CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2014

Balance at beginning of year	$	474,539
Member's distributions		(100,000)
Net loss		(69,852)
Balance at end of year	$	304,687

The accompanying notes are an integral part of these financial statements.

EDGELINE CAPITAL, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net loss	$ (69,852)
Adjustments to reconcile loss to net cash used for operating activities:	
Depreciation expense	1,801
Increase in accounts payable and accrued expenses	49,500
Net cash used for operating activities	(18,551)
Cash flows from investing activities	-
Cash flows from financing activities	
Member's distributions	(100,000)
Net cash used for financing activities	(100,000)
Net decrease in cash	(118,551)
Cash at beginning of year	459,361
Cash at end of year	$ 340,810

SUPPLEMENTAL CASH INFORMATION

Cash payments for income taxes	$ 6,800
Cash payments for interest	$ -

The accompanying notes are an integral part of these financial statements.

EDGELINE CAPITAL, LLC
NOTES TO THE FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

(1) GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

EdgeLine Capital, LLC (the "Company") is engaged in business as a securities broker-dealer that provides several classes of services, including the sale of tax shelters or limited partnerships in primary distributions and in the secondary market, the private placement of securities, advisory services and the introduction of institutional investors and investment managers.

Regulatory Information

The Company was organized in the State of California on September 27, 2009. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. It is, and has been, a member of the Financial Industry Regulatory Authority ("FINRA") since December 16, 2010. Finally, it is also a member of the Securities Investor Protection Corporation ("SIPC").

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Wholly Owned Subsidiary

The Company is a wholly owned subsidiary of Edgeline Capital Partners, LLC (the "Parent").

Method of Accounting

The Company's financial statements have been prepared using the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2014.

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash. The Company places its cash with high quality banking institutions and may at times exceed federally insured limits of $250,000. At December 31, 2014, cash exceeded federally insured limits by $90,810. The Company believes that the risk of loss is minimal. To date, the Company has not experienced any losses related to cash deposits with financial institutions.

(1) GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Property and Equipment

Property and equipment are stated at cost. Depreciation has been provided using the accelerated method over the assets' estimated useful lives which range from 3 to 7 years.

Revenue Recognition

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Advertising Costs

Advertising and marketing costs are expensed as incurred. During the year ended December 31, 2014 the Company incurred $300 in advertising costs which is included in "other expenses" in the Statement of Income (Loss).

(2) PROPERTY AND EQUIPMENT

The cost and related accumulated depreciation of property and equipment are shown in the following table.

Cost	$ 12,144
Less accumulated depreciation	(4,250)
Net property and equipment	$ 7,894

(3) INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for federal income taxes is included in these financial statements. The Company is subject to a limited liability gross receipts tax, and an $800 minimum tax for California Tax purposes. The provision for these taxes during the year ended December 31, 2014 is shown in the following table.

Franchise tax	$ 800
Gross receipts tax	6,000
	$ 6,800

The Company files income tax returns in the U.S. federal jurisdiction and the state of California. The Company's income tax returns remain open for examination by taxing authorities for three years Federal and four years for California subsequent to their being filed.

4) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2014 the net capital was $290,746 which exceeded the required minimum capital by $285,746. The aggregate indebtedness to net capital ratio was 1722 to 1.

(5) 401(K) PROFIT SHARING PLAN

The Company provides certain retirement benefits to its eligible employees under a Section 401(k) profit sharing plan (the "Plan"). Employees are eligible to participate in the plan if they are over 21 years of age and have completed one year of service with the Company. Employer contributions to the plan are discretionary, but will not exceed 100% of the employees' elective deferrals of compensation up to 3% of the employees' compensation for the Plan year, plus 50% of the amount of the employee's elective deferral of compensation from 3% to 5% of the employee's compensation. Employee contributions vest 100% immediately. Employer contributions vest over six years at the rate of 20% per year beginning in year two. The Company incurred $5,167 in pension expense during the year ended December 31, 2014.

(6) COMMITMENTS & CONTINGENCIES

The Company leases office space under the terms of an agreement which expires December 31, 2017. The remaining minimum annual payments under the terms of the agreement are shown in the following table.

2014	$	57,073
2015		58,785
2016		60,548
2017		62,365
	$	238,771

The Company also rents additional space on a month to month basis for $850 a month. Total rent expense for the year was $66,588.

EDGELINE CAPITAL, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2014

Total equity from statement of financial condition		$ 304,687
Less non-allowable assets:		
Prepaid expenses	850	
Property and equipment	7,894	
Deposits - rent	5,197	
		(13,941)
Net capital		$ 290,746

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Capital required (6 2/3% of aggregate indebtedness)	$ 3,338
Minimum dollar net capital required	$ 5,000
Net Capital requirement(Greater of two figures)	$ 5,000
Excess net capital	$ 285,746

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 50,064
Ratio of aggregate indebtedness to net capital	.1722 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

EDGELINE CAPITAL, LLC
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2014

Not Applicable - A computation of reserve requirements is not applicable to Edgeline Capital, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

EDGELINE CAPITAL, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2014

Not Applicable - Information relating to possession or control requirements is not applicable to Edgeline Capital, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Edgeline Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Edgeline Capital, LLC identified the following provision of 17 C.F.R 15c3-3k under which Edgeline Capital, LLC claimed an exemption from 17 C.F.R 240.15c3-3: (2) (ii) the exemption provisions and (2) Edgeline Capital, LLC stated that Edgeline Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception Edgeline Capital, LLC management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about Edgeline Capital, LLC compliance with the exemption provisions review is substantially less in scope that an examination the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to managements statements referred to above for them to be fairly stated in all material respects based on the provisions set forth in paragraph (k) 2(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

/s/ Anton & Chia, LLP
February 26, 2015

EdgeLine Capital, LLC

Exemption Report

December 31, 2014

EdgeLine Capital, LLC. operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3.

During the year ended December 31, 2014, the F irm met the provisions of this exemption without exception.

Luigi Ucciferri
Financial & Operations Principal

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of
EdgeLine Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerate below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by EdgeLine Capital, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc.(FINRA) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. EdgeLine Capital, LLC 's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our endings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Anton & Chia, LLP

Newport Beach, CA
February 26th, 2015